Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Event: Webinar – Calix to Acquire Occam Networks | Service Provider Overview

Time: 10/12/2010 – 11 am PDT

Participants: Carl Russo, Calix president and CEO Geoff Burke, Calix Senior Director, Corporate Marketing

Operator: Hello and welcome to the Calix Acquisition of Occam Networks discussion and Q&A webinar.

Geoff Burke: This is a follow-on to our September 20th webinar for those of you who are not able to attend as well as for a wider audience that includes all service providers.

My name is Geoff Burke, and I’m the leader of Corporate Marketing here at Calix.

I’ll be kicking off today’s discussion and moderating the question/answer session at the end of our one-hour discussion.

Joining me today in this call is Carl Russo, President and CEO of Calix.

We appreciate you taking the time to join us today.

As we shared publicly, this is a very strategic acquisition for us and one that we believe will have a number of near term and sustained long-term benefits for our customers.

In a moment, Carl will briefly frame the strategic vision for you, and then we will look forward to your feedback and questions.

However, before we begin, let’s review some quick legal items and webinar logistics.

This conference call contains forward-looking statements, which are statements regarding future events. These forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

More information, including the company’s quarterly report on Form 10-Q for the fiscal quarter ended June 26, 2010, is available at www.SEC.gov.

In the interest of preventing distraction or interruption to webinar attendees, the conference bridge is broadcast.

In order to encourage interactivity, your webinar control panel has been enabled with a Q&A module. Feel free to type a question any time during any part of the presentation, and your questions will be directed straight to Calix personnel monitoring this webinar session.

All questions will be placed in a queue and addressed during the Q&A section at the end of today’s webinar.

If you are having sound or viewing issues, please use the control panel Q&A module to communicate your problem.

As most of you know right now we initiated a transaction earlier this year for $171 million in stock and cash to acquire Occam Networks. This particular transaction is subject to stockholder approval, regulatory clearance and other customary closing conditions.

We anticipate the closing of this transaction either in Q4 2010 or the early part of Q1 in 2011. This is a very strategic transaction for us that ultimately puts us in a position to be a much more successful service vendor to the majority of our customers.

I’d like to now introduce Carl Russo, Calix President and CEO. Carl?

Mr. Carl Russo: Thanks very much, folks, for joining us this morning.

As we have outlined before, very clearly, the key benefits of this transaction are to accelerate our customers’ success and thus our success going forward.

Fundamentally, this transaction is about people. Our people and our customers’ people. We intend to accelerate our unified access roadmap through speeding our innovation, expanding the portfolio, while all the time remaining focused on the access infrastructure.

We believe that by doing so, we will accelerate our customers’ ability to succeed by giving each customer a much wider range of deployment options. We believe we will also have closer relationships as we invest more in our Direct Touch model.

And at the end, we will continue to enhance our alignment with the transformative effects that are going on in the industry, bringing new business models to our service provider customers.

From a solutions perspective, we believe that there are a number of things that will occur, but I want to highlight two in particular.

First, that we believe we will get speedy synergies in this transaction. And part of it comes from the understanding that at their core, the C-Series and the E-Series, current Calix systems platforms, and the Occam BLC, which I will refer to going forward as the B-Series, use the same network processes and DSPs to deliver those services to you, our customers.

And because of that somewhat serendipitous fact, we have the opportunity to speed the synergies that our R&D teams will be able to bring, from an innovation stance, to the marketplace.

Keep in mind that as we broaden our voice portfolio and bring new innovations to market, we will also be doing so with an aggregate investment of greater than $16 million per quarter in R&D, which, by the way, looking backwards, is greater than the quarterly run rate of the two companies combined.

From a business perspective, let’s face it, we will remain who we are. Just more and better. We will remain focused on access. There is no question that we will enhance our direct customer engagement model while we also look to work closely with partners in the field.

And now, last but not least, our interoperability programs, which at Calix we have referred to as Calix Compatibility Program and at Occam has been referred to as the OPAN Alliance, these two programs combined, we believe, will bring the industry’s broadest and most mature programs for interoperability.

Obviously, it goes without stating that from a business perspective, you can look forward to an ever more financially robust and healthy company.

As we look at these two broadband access portfolios, however, we recognize that at first blush, there are a series of products that look to be, in some cases, complementary, and in some cases, potentially overlapping.

As we think about bringing this to bear, we want to bring it together into one unified access portfolio as we integrate these product lines and ensure our customers’ success.

How do we intend to do this? Well, obviously, that’s what we’re going to discuss on today’s call. However, before I cover how, I would like to make a slight detour into, perhaps, a little bit of a history discussion around our commitment as a company.

And specifically, I think the best way for all of us to understand what our commitment is as a company is to really look at past behaviors because much like if you were interviewing a candidate, I think you would look to understand their past behaviors because past behaviors are typically the best predictor of future behaviors.

In the last few weeks, since we have announced the transaction, I’ve certainly heard many things. In addition, I’ve been asked many questions. And so, I believe an examination of these past behaviors will give us a good direction for what the future may bring.

Much like today’s discussion, our acquisition of OSI was about people. At the time, coupled with an R&D stream that was subsequently larger than the two companies separately, we accelerated our fiber access portfolio dramatically and our customer’s ability to succeed even more so.

Innovations like auto-detect ONTs, extended reach GPON and remote ONT activation are just a few of the innovations that resulted from the bringing together of those two teams.

However, there is one key difference that I would like to point out between the acquisition of OSI and today’s discussion around the acquisition of Occam, and that is footprint. And so, with that in mind, let’s take a look at that history maybe as a case study.

So, when we think about a long-life systems environment, systems lifecycle planning is key. And so, I want to highlight three terms that we use internally to describe how we bring a product to end of life.

There is development discontinuance followed by manufacturing discontinuance followed by service discontinuance. And they are when we stop developing on the platform, but ultimately we stop shipping product, that being manufacturing discontinuance, and then we stop supporting it.

And so, when we look at OSI—at the time of the acquisition, OSI had a product called Fiber Drive, which—they were about to end of life. At that time, development had been discontinued.

When we chatted with customers, it became clear that they preferred to have a slightly longer tail on their ability to order and get shipped cards for those chassis. And so, at the time of the acquisition, we in fact announced that we would manufacture or discontinue the product in 2008 and that we would service discontinue the product in 2015. So, some seven years past manufacturer discontinued.

Keep in mind all the time that this chassis was not a chassis that was designed and developed by the team by OSI. Rather, it was a chassis that was OEM’d from a company called ANDA Systems, and then blades were subsequently developed to go inside of that system.

The newer product that OSI had brought to the market just prior to the acquisition was a product called the F5, which, by the way, not unlike the FiberDrive, was also an OEM’d platform from a company at that time called IntelliFlex, which subsequently became Telstrat.

That product had a roadmap in front of it. And in fact, we completed that roadmap. We development discontinued the product in 2009, and this year, in 2010, we have manufacturer discontinued, and we will support the product all the way through the end of 2017.

To address the footprint question, each of these chassis, the FiberDrive and the F5, to date have both achieved roughly 300 installations as in units shipped per chassis. So, 300 Fiber Drives, 300 F5s.

In addition, there was a series of ONTs, which were a 1.2 GPON pre-standard ONT called the 500 Series, which we development discontinued in 2009. We have manufacturer discontinued in 2010, and we have support discontinued in 2015 for the SFUs and 2017 for the business and MDU ONTs.

What have we learned from this transaction? Very clearly, making sure that roadmap plans are finalized and available to our customers on “day one” is extremely important.

And while, for the most part, we had achieved this at the time of the close of the transaction with OSI, we had not achieved it for whether or not we were going to support the 500 Series ONTs on the C7, which was currently, at that time, shipping, obviously, from Calix.

If I then think about this compared to other industry approaches that I have seen personally in my some-30 years of doing this, I think we learned a clear lesson.

Number one, back to that roadmap, we intend to have roadmap plans done on “day one” so it’s clear to our customers where we are heading.

The second lesson that I think we learned is that, frankly, ONT migration is just as important and, perhaps, more important than system migration. However, let me be clear. I am very proud of every other step that we took from an “end-of-life’ing” standpoint and how we have chosen to support our customers on both of these platforms, with serviceable life, some nine to 11 years past the date of acquisition, all done at our usual maintenance of zero. I know of no other systems vendor that has ever approached an end of life in this manner.

As a matter of fact, in my career, the systems vendors that I have seen and sometimes been a part of have done the exact opposite.

They have raised maintenance fees as an “incentive” to get our—their customers to shift product lines. We, in fact, have kept our maintenance free, our service long, and actually have gone to our customers with financial incentives to help them move to a new technology, should they so choose. And that has been the Calix commitment and one that we will continue going forward.

So, with that being said, let’s now take a look at how we will bring these two portfolios together.

So, number one, and harkening on that first lesson, we intend to combine the ONT portfolios and expand this into what we believe to be the industry’s broadest ONT portfolio. And those ONTs will work across all three platforms—the B-Series, the C-Series and the E-Series.

Second, we intend to integrate and support the B-Series in CMS and obviously take advantage of the innovations that we think we’ve seen inside of the Occam View EMS.

Third, we plan to make the BLC part of the Unified Access portfolio by having it reside on the same Ethernet rings that the C-Series and E-Series do today. And as such, for those of you who are familiar with the term “EXA,” which stands for Ethernet Extensible Architecture, it being a standards-based Ethernet kernel built solely for access, we look forward to further innovating inside of that EXA infrastructure with many of the things that Occam has learned and innovations that they’ve brought to the market.

And last but not least, as I stated before, we will obviously have an enhanced Unified Access portfolio from a voice support standpoint, including and encompassing SIP, H.248, MGCP and legacy TDF.

Pictorially, how does this represent? Well, clearly, you can see on this picture I think a picture of the words that I just put up, and that’s how we intend networks to be able to be deployed. Again, we will view EXA as an opportunity to innovate inside off that operating system to bring these products together.

And so, I think one area where we could help land a great deal of clarity is how we think about a solution for every need. And in our last get-together, we chatted about the C7 or the E7 and the B-Series, and I thought it might be helpful to help everyone look at how we look at these three products to go forward.

The C7, as you know, was designed for a multiservice copper and fiber over multiple protocols, specifically SONET and/or Ethernet. And so, it is, if you will, the ultimate, we believe, in “evolutionary” platforms.

We have subsequently come to market with what we consider to be a “revolutionary” product, the E7, also chassis-based. But, unlike the C7, it is focused and optimized on providing IP services over purely fiber and Ethernet.

Yes, as many of you are aware, the E7 has a copper roadmap in front of it, for example, VDSL2, but the platform is completely optimized for IP services over glass.

When we look at the B-Series, we actually see a multiservice platform handling copper and fiber, but it was designed from the start to go into Ethernet-only networks, and as such, comes out the market from a different place than the C7 and the E7 do, keeping in mind that the C7 and E7 are both chassis-switching architectures, the B-Series is a ringed architecture.

And so, is there some overlap? For sure, but as we said earlier, allowing the same ONTs to speak to all three systems, have all three systems managed by CMS and allowing each of these three systems to sit and interoperate on the same 10 gig rings will allow you, our customers, to make the right choice for the right deployment scenario in the network.

And so, as for the future, if you want to see what’s coming, let me encourage all of you to join us at the Wynn in Las Vegas, November 6th through the 9th, for what I consider to be the biggest access event of the year.

It is certainly a Calix User Group and it’s for Calix customers, and please chat with your sales folks to understand what defines a Calix customer. But, this is much bigger than just Calix, with speakers such as the CEOs from GENBAND, which now owns, as you know, the NORTEL base, and Metaswitch, presenters from Cisco and Microsoft, FOX and Motorola.

At last but not least, and kicking off Tuesday morning is Jonathan Adelstein, who as many of you are aware, is the former FCC commissioner and current RUS administrator. We believe this is a must-see event.

So, we would encourage all of you who have not signed up yet to please do so and join us. I think we still have a bargain room rate available until the end of this week or next. I don’t know which.

So, with that, Geoff, I’d like to open it up to questions. And so, hopefully, we’ve left plenty of time for that.

Mr. Geoff Burke: Sure. Thank you, Carl.

Well, the bargain room rate technically was supposed to expire on the 14th of this week. We’ve been able to extend it out to the 19th. And that room rate is $119 a night at the five star Wynn Resort.

So, I’ll put my marketing plug in for that. I encourage you all to consider highly coming to attend this event. It’ll be something you really don’t want to miss.

So at this time, what I’d like to do is take the opportunity to begin addressing questions that have been submitted during the webinar session.

If you have not already done so, please feel free to submit questions through the webinar control panel or the Q&A module that- that you have available in front of you.

So as these questions come up here, Carl, there were some that came up during your speech, and I wanted to basically try and address them right up front.

I will genericize one of these to be a bit broader. It specifically gets to what we plan to do to address current limitations that may exist on Occam hardware specifically with regard to things like the LANs MAC address, etc. So, I guess really talking about further enhancements to the B-Series.

Mr. Carl Russo: So, without going into the specifics, because an architect I am not—but, I think what we will find as we go forward is that there are innovations inside of the BLC and, by the way, limitations inside the BLC just as there are innovations inside of EXA, and potentially limitations that—we will want to take the best of both and bring them together.

So, not determined as of yet in detail, but I believe we have a view as to how those things would come together to allow those systems to interoperate and also obviously in so doing, bring the innovations from each system into the other.

Mr. Geoff Burke: Thanks, Carl.

Now, I know you tackled this head on, but can you revisit one other time here, what—and just a clarification of the role the E- and B-Series are going to play going forward together.

It seems to be the area of most overlap. Could you just reemphasize your points there?

Mr. Carl Russo: It’s not clear to me that it’s the area of most overlap or least overlap. I think there’s some overlap from the B-Series to the C-Series. I think there’s some overlap from the C-Series to the E-Series, and subsequently from the B- to the E-. So, it depends on which way we’re going.

Let me answer your B- to E- question.

The B-Series, again, is a multiservice platform. It’s optimized around bringing multi-services, copper and fiber, over an all-Ethernet infrastructure. The E-Series is much more focused on, again, pure Ethernet, so there’s something that’s similar.

But, it’s really optimized around an all-glass environment and really much more narrowly focused on IP services. So, there are a lot of services that the BLC will provide that the E-Series is simply not equipped to provide.

But, the flip side is the E7 is a hundred gigabit per seconds per slot, full-blown chassis that’s capable of delivering those kinds of speeds for IP services over glass. So, I would think that if I was going into, potentially, an all-glass environment, I would want to understand the pros and cons of each chassis, and I would encourage a customer to look at both.

If I was going into a multiservice environment, I would be looking towards the C7 and the B-Series for what their respective opportunities are. If I was doing multi-protocol, well, then, there’s virtually no overlap, because if I’m doing SONET, I’m going straight to the C-Series.

So, again, as you move around those three sets, there are some overlap, but there are clear focuses of each of those architectures.

Mr. Geoff Burke: So, Carl, there’s a follow-on to that specific point—we talked a lot about what we may implement and integrate from the Occam architecture into the Calix roadmap, but are there any things that we might want to highlight that we will not be carrying forward into the Calix family of products?

Mr. Carl Russo: So let me understand your question. You mean from the combined set?

Mr. Geoff Burke: Yes, the combined set.

Mr. Carl Russo: Well, each—you know, if you come to the User Group you will get a chance to see that each one of these product sets has go forward roadmaps.

So, the C7, the E7, E5, E3, the 700 series ONTs, B-Series and there are going to be individual product decisions made. As an example, we’ve already made it clear that we will integrate the OccamView EMS into CMS and that CMS will be the going forward statement.

But, the individual pieces of the go forward product portfolio will not be announced until the close of the transaction in detail. But, as I mentioned earlier in my presentation, if there’s one thing that we learned from the OSI piece, a 95 percent completed planned roadmap is not good enough. It needs to be one hundred percent.

Mr. Geoff Burke: So, moving on to a different topic, there’s a question around value added resellers that currently handle Occam products and for some of these customers on the call today.

And they want to know will this continue?

Mr. Carl Russo: So, the answer is unknown. But, let me give you at least a direction.

We are looking at our direct model and how we can work with a broader set of partners than we have in the past in the field. And that would include distributors, value-added resellers, etc.

So, there are clearly aspects of those models and relationships that we are interested in, but we don’t want to do it in lieu of our direct model. We want to do it and figure out how to make it work with our direct model.

Mr. Geoff Burke: I wanted to encourage folks as well who are listening that if they have questions that they would like to submit, please do so through the control panel on your screen.

While this is going on, I wanted to reemphasize for folks that this webinar and a transcript of the webinar will be available within the next 24 hours on the Calix Views portion of that Web site, so that if you have co-workers and others who may have missed this, they can actually jump on at that point and get the content in that manner.

So one other question that had popped up, Carl, was someone who is sitting in a position right now trying to make decisions between buying from one company or the other over the course of the next three to six months or so and wanted to get a perspective from you as to how they should be thinking about this in terms of having a confidence in their purchase decisions going forward.

Mr. Carl Russo: Well, from a confidence standpoint, I would certainly—so, this is me speaking, obviously. My confidence is quite a bit higher because at the end of the day, the robustness of Calix as a company as a platform and the combination of the two companies is quite a bit greater than either separately.

So, simply, as a go forward entity, Calix is much stronger and will be there for our customers going forward. So, that’s the first statement.

Secondly, from an innovation standpoint, I believe we have the best fiber access team, I think we have the best multiservice access team, and I think we have the best Ethernet access team all brought together in this company that will enable us to innovate going forward at a much faster rate and be able to pursue unified access, which ultimately speeds our customers’ ability to get to the best installed CAPEX, the most efficient use of CAPEX, and the lowest operational expenses.

If I then ally that with an R&D stream, that coupled together now is $16 million plus per quarter. That’s putting the punctuation point on the sentence of, “We intend to accelerate innovation.”

So, I don’t know how I can feel worse off. I think I have to feel better off, provided I understand the technology roadmaps. The support model, the end-of-life model and everything else that we just stated as a history case from OSI, I hope would give everyone on this call the confidence that even if we said tomorrow there was a particular product that we were not going to going forward with, that we would continue with serviceable life well past likely or deployed life and make sure that you can continue to build your networks accordingly.

So, on the major platform pieces, we’re going to continue our development plans on the C-Series, the E-Series and the B-Series. We intend to carry those innovations forward.

So, for me, I feel very good, but obviously that’s my view. If I didn’t feel good, I don’t know why we were doing this transaction to begin with.

Mr. Geoff Burke: So, again let me reemphasize that if there are other questions, feel free to submit them via the control panel module, the Q&A module on your webinar control panel.

Here’s another question that just popped up Carl.

What is happening to former Occam employees who have—who we have worked within the past? Can you comment on both—folks at the executive level as well as the sales and field level?

Mr. Carl Russo: So, unknown—unless somebody wants to give us a name, but please don’t do that.

Unknown because it’s on an individual basis. What we did—so, going back to past behaviors with OSI, at the time of the OSI acquisition is we took the best of what we thought was the best and we moved forward.

By the way, there were people from OSI that moved forward. There were people from Calix that moved forward, but there were also people at OSI that did not and people at Calix that did not.

And we will take the same approach here to build a stronger company for ourselves, our shareholders, but most importantly for our customers.

What we are planning on doing is achieving the same result that we achieved at OSI, which was at the day of close, each employee had an understanding, quite literally a letter in hand, that laid out whether or not they had a going forward position or not or if it was a transition position. And they had an offer letter and we moved forward.

We think the only way to do these things is to have those things ready at the day of close. So, we will not have something rolling forward past the day of close as far as those particular decisions.

Mr. Geoff Burke: As a follow on to that—the same person was asking specifically about Bob Howard-Anderson and the leadership team.

Mr. Carl Russo: So, as I’ve stated before I think highly of Bob. It’s up to Bob to look at what he wants to do and what positions we may have available in the company.

It is not my choice because obviously it’s Bob’s choice to choose to stay on or not. But as I’ve stated before, I would like to see him stay on.

By the way, I’m not resigning.

Mr. Geoff Burke: Good to know, Carl.

A question has popped up about technical support in particular, and how we’re viewing that particular area as an area of continued improvement and movement toward excellence on behalf of both companies.

Mr. Carl Russo: So, look, I’m very proud of Omar Ramadan and his team here at Calix! I believe we have a world-class TAC organization. But, by the way, I believe Occam has established a very good customer service reputation as well. If not, I’m not sure we would’ve done this transaction.

So, I believe we will be going forward with an even stronger customer service organization with broader knowledge in technical capacity, broader ability to address solutions and applications in the network, and ultimately a much better ability to deliver seamless services to our customers as you go through the evolution that you’re going through.

Mr. Geoff Burke: So, Carl, a question popped up about the headquarters site for the combined company. And we probably can extend that into where we see engineering teams and support teams being based.

Mr. Carl Russo: So, Occam has facilities in the South Bay, so the South Bay being Fremont, California, and their headquarters is in Santa Barbara. Calix headquarters are in Petaluma.

Going forward, Calix headquarters will remain in Petaluma. The Santa Barbara facility, at this point in time, will remain, and the Fremont facility at this point in time will remain. The reason I say “at this point in time” is we have not finalized, obviously, these integration choices.

But I would be hard pressed to imagine anything going forward other than Santa Barbara will be a development facility much like Minneapolis is a development facility for Calix from the OSI acquisition and the same for Fremont.

Mr. Geoff Burke: So, again, let me take a minute or so and see if there are other questions that folks have that they want to submit.

If you are interested please do so through the Q&A module that’s available on your desktop, and we’d be happy to answer any of these additional questions.

I’ll give the audience another 30 seconds or so to chime in with new questions.

Mr. Carl Russo: Otherwise, you’re going to start asking me questions?

And while that’s happening, Geoff, have there been any other questions that have historically been asked that would be useful to ask here?

Mr. Geoff Burke: I’ll be thinking about that.

So, we did have another one pop up here which was basically if we could elaborate on what we saw as the percentage of folks that we would anticipate might be redundant in the combining of the companies.

Mr. Carl Russo: Yeah, don’t know yet. I appreciate the question. It’s certainly one we’re anxious to get after, but as you know, we are both public companies and we have to remain separate companies until the close.

There are limited things that we can do towards integration planning, but we have to be very, very careful that we remain competitors in the marketplace and do not do anything that would violate what is known as “gun jumping.”

So, the answer to that question, unfortunately would be, “Don’t know. Stay tuned.”

Mr. Geoff Burke: So, there’s an open question now about the combined ONT portfolio—what new features might the Occam portfolio be able to add to the combined ONT portfolio going forward?

Mr. Carl Russo: So, in other words, the Occam ONT portfolio coming this way. Is that your question, Geoff?

Mr. Geoff Burke: Yes. I believe that this particular question is from someone who is not as familiar with the Occam products. They might be looking at the breadth of the ONT portfolio going forward and thinking about what additional features and enhancements might be a part of that.

Mr. Carl Russo: So, again, me speaking not off the cuff, but let me just give you at least from an outsider’s view in.

Occam, as you know, has been innovating inside the Ethernet space for 10 plus years, a leader early on in active Ethernet. I think it’s quite likely that there are a number of detailed innovations that exist in active Ethernet that we will want to take advantage of across the entire portfolio.

We have continued to make good progress in Active Ethernet as Calix, but obviously with that kind of experience, there’s going to be lots of things that we’re going to want to incorporate.

I don’t know that they will come, necessarily, in any one ONT, so much as it might be more along the lines of software.

Mr. Geoff Burke: So, question about the future of the close of the transaction which is as folks are going through the process, are there roadblocks that might delay this action and delay the process going forward?

Mr. Carl Russo: There are no roadblocks that will delay it. There’s merely a process. I mean, it requires shareholder approval, requires regulatory approval and we see every confidence that those will be achieved.

So, we are moving in a spritely fashion to make sure that we’re ready to close.

Mr. Geoff Burke: So, there’s a question along the overlap that is perceived between the BLC 6000 and some of the E5 products that Calix has.

Could you elaborate as to where we see those two products lines going forward?

Mr. Carl Russo: So, I think at the end of the day it’s an understandable question. If you come to the User Group, you will realize that there is a roadmap in front of the E5 just as there is a roadmap in front of the BLC6000.

And so, there—while there may be some accommodation, let me keep in front of mind for all of us that there are many thousands of C7s deployed. There are many thousands of BLCs deployed. The E7 is in 150 customers in nine months, and the E5, which was the root of your question there are many thousands of E5s deployed as well.

So, when there’s a footprint such as that—and you may remember earlier me alluding to chassis footprints from the OSI acquisition that made it to some 300 per. When you’re in thousands, this is a very different footprint. And so, we have a roadmap in front of each of those.

There will be some accommodation, but when I say “accommodation,” I mean sort of side-by-side going forward and making sure that we don’t run over top of each other. But, we are clearly moving forward with both systems.

Mr. Geoff Burke: So, Carl, there’s a question that had popped up. I’m not sure where the question was coming from, whether it came from a traditional Calix perspective or whether it came from a Occam customer perspective or some other service provider, but it was commenting on them having difficulty getting prompt help before 11:00 in the um—at some point in time.

How can—how do you propose we might be able to address this problem?

Mr. Carl Russo: Is this at 11:00 being a TAC call or someone called me personally and couldn’t—?

Mr. Geoff Burke: —I believe it’s a TAC call.

Mr. Carl Russo: —Get a hold of me before 11—?

Mr. Geoff Burke: —Of course, I’m trying to judge from the question being answered, but it sounds like the person would like you to re-address the improvements in TAC and how we will view that in order of importance—.

Mr. Carl Russo: —Look for those customers on the phone that are Calix customers, as we’ve continued to grow and scale our business and the footprint has continued to grow, you have seen us, I think, do an excellent job on customer service, but there are times when our growth is faster than our scaling of TAC.

But, boy, if this is a Calix customer, I would love to know the incident because I think we monitor all of this very closely.

To the extent that it is an Occam customer asking the question, I don’t think it’s an issue of talent. I think there are times it’s an issue of scale.

And so, you know, obviously, in recently quarters, I think Occam has made a concerted effort to reach a break-even status from profitability, and there are some times where you may make tradeoff decisions accordingly. Keep in mind that we’ve been a private company for many years and have built a model around that.

So, if it’s an Occam customer, all I can say is we are very much looking forward to the talent that exists at Occam, in all aspects, TAC, by the way, very much so, but we will add that talent to the systems and processes that we have been utilizing to run our TAC for many, many years.

If there are better processes that we see in place in Occam, we will certainly try and incorporate them. But, I’ll go back to my original statement. I am very proud of the team that Omar has put together. We have a world-class TAC function.

Mr. Geoff Burke: So, there’s a question, Carl, about the synergies across the platforms.

Basically a question as to whether or not we should share commonality across chip sets and those sorts of things.

Could you just walk through some of the commonalities we’ve seen and why we have confidence that we’d be able to be in a position where we can combine these portfolios successfully in the future?

Mr. Carl Russo: Well, look, very clearly, just at a network processing standpoint, there’s lots of different network processers out there that you can choose.

And not to get too propeller-head technical here, but as you might imagine, they have low level drivers and designs and software interfaces, etc., that are quite different from each other.

And if you want an analogy that’s flawed but pretty close, remember the days of Apple running on a Motorola chipset and everybody else was running on an Intel processor.

So, if you can remember those days over time, when Steve Jobs came back, they eventually moved to an Intel processor. And off of what was a smaller industry platform.

When you do those things, it just simply makes it easier to move software from one platform to the other. It does not make it easy. Just easier.

So, let me be clear so that I’m not misleading anyone. It’s not like we’re simply going to pick up the Occam OS that runs the BLC and just go jam it on another platform.

But, when you start thinking about, “Okay, I’m adding a Blade that has a common subsystem running the same DSPs and that NPs are on the same line drivers,”—and what I’ve got, really, is the interface into the OS. It becomes a much more straightforward undertaking, and it allows us to begin deploying engineers towards forward-looking projects as opposed to having to hold everyone in place doing the conversion.

And so, I said serendipitous. Look, we’re well aware of the NPs that Occam had chosen, but they didn’t call us up and choose the NPs that we were using any more than we called them up to use the NPs that they were using. We’ve just come to the same conclusions that these are the NPs we’re using, by the way. Other platforms in the industry use different NPs.

So, it saves an enormous amount of work, integration, time, etc., to be doing that.

Mr. Geoff Burke: So, I’m going to read this next question verbatim, as I’m not sure I can couch it in a better way. And I think we’ve struck upon a chord that a lot of folks are interested in following up on with regard to technical support.

It says, “With Calix, we’ve had extraordinary support. With Occam, the support has been less than stellar in both a timing and technical knowledge level. Will Calix provide Calix-level support for Occam gear going forward?”

Mr. Carl Russo: Calix will provide—but, by the way, first of all, I’m flattered by the statement, and obviously that person would agree with what I said. And again there are always challenges in networks. How we perform and help you resolve those challenges to get you back in the running and win in the marketplace is extremely important.

So, we intend to provide our level of service going forward and improve it. So, not only do we intend to provide that level of service for the B-Series, but we are very much looking forward to the talent that exists at Occam and the TAC coming in and cross-pollinating our group to give us an even broader-skill base when you look at solutions, network, etc.

So, the answer is yes, yes and yes with emphasis. It’s the only way that we can help our customers win going forward.

Mr. Geoff Burke: So, Carl, there’s one other—once again, I want to remind everyone that they can use the Q&A module to ask any additional questions.

But some of the questions that I’ve heard over the course of the last few months have been focused upon, now that this combined company is much larger, will we be losing our focus on the IOC markets, and will we basically be moving into other, adjacent markets as part of this new found scale?

Could you address that really quickly?

Mr. Carl Russo: Be happy to.

We intend to continue to incrementally build our business and expand the addressed market that we take on every day, as we have for the last 10 years.

And what we have done for the last 10 years—every time we have added a new market, a new customer, a new segment is we’ve actually added more resources to the IOCs, if you will, the regional organizations. We address them geographically.

And so, for every customer that’s been a Calix customer, you’ve actually seen us add more and more people to that organization, by the way, linearly. We’ve actually never gone backwards from that.

We’ve added people to that challenge organization consistently, we’ve added people to our TAC organization consistently. Everything that touches the customer, we’ve scaled and added people to. We have survey studied other countries in the past. We intend to stay directly engaged by adding more people there. And as I mentioned earlier, making sure that to the extent that we can add partners to it, we will do so.

Furthermore, it is our belief in Unified Access that one of the benefits of Unified Access is that we are not building, unlike the past, different platforms for different segments. Our platforms and systems go across all segments.

And so, as such, every customer that we add benefits all of our existing customers because we are basically adding a revenue stream to an R&D stream that benefits all customers.

And so, to the extent that we become stronger, all of our customers become stronger because we’re not building a thing for these folks and a different thing for those folks. It’s the same system architecture as we go forward.

Mr. Geoff Burke: So, Carl, I haven’t seen any new questions pop up, so I’m going to ask you one last one before we tie things up here.

We’ve been going down this path of messaging that we enable our customers to win, right? And that’s what Calix is in business to do!

Could you just reemphasize your top couple of points that you feel that this acquisition allows us to do in helping our customers to win?

Mr. Carl Russo: Look there’s no question. I appreciate the question. And again, I appreciate the time that everybody has spent with us today. We know your time is valuable, and to invest an hour with us is very much appreciated.

Very clearly, the company is going to be that much stronger as an organization and financially stronger. And the reason I mention that at the start, although I don’t think it’s the most important thing, is we’ve all been through the industry long enough to see things come and go.

That strength is extremely important when you’re planning to build networks that are going to exist for 10, 15, 20 years. It is the basis of all of our thinking as we think through acquisitions, new technologies, etc. But, very clearly, the number one goal of this acquisition is accelerating our view of Unified Access.

When you come to the User Group, it’ll be clear how we view the world evolving and why we believe it is so very important that we continue to increase our rate of innovation, which has consistently increased for the last four years.

We intend to increase that rate of innovation, because we think it is essential to help our customers win in the marketplace. It’s essential that we bring these new technologies to bear, because as I’m sure you all are aware, with personal communications devices, iPads, 3-D TV you know, movies about Facebook you name it, it’s just continuing to change. And the rate of change that you all are dealing with on a daily basis is accelerating.

If we don’t concomitantly accelerate our rate of innovation, we’re not putting our customers in the position that we want them to be able to win. And so, as you come to the User Group this year, you are going to see that rate of innovation acceleration squarely in front of you on stage.

And so, I just can’t emphasize enough. Please, please, please figure out a way to come to Las Vegas and join us for the User Group. It’s going to be a great show, and you’re going to get a chance for you to see not only our vision of the future, but commentary from a number of folks on where things are going.

So, with that, I thank you very much and I appreciate the time.

Geoff, did you have any final words?

Mr. Geoff Burke: I do.

Thanks again to all for your time and participation, and thank you, Carl, for doing a great job of answering folks’ questions.

I’d like to remind everyone that if you have any questions or concern that come up after the conclusion of this webinar, we encourage you to contact your dedicated field sales team directly at any time, and they can get to the bottom of these questions for you.

Today’s webinar has been recorded and will be available for review on our Web site within the next 24 hours, as well the transcript that will be available as well.

To get access to this, please go to the Calix Views section of our Web site for access to these resources.

Now, with regard to today’s webinar, we would love to hear from you as well. Please take time to take the short survey at the end of the webinar session. These surveys provide us with the valuable feedback on the quality of the material covered as well as let us know your thoughts and how we can further improve future Calix webinars.

Thank you very much for your time and participation, questions and feedback today. We really appreciate the opportunity to earn your business.

Thanks again for your participation. We’ll talk to you soon.

Goodbye.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the

SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about conditions to closing, the timing of closing the acquisition and timing of the integration of the product lines and portfolios; the ability to integrate the companies; advantages of the combined organization; future financial position and operating results after the acquisition; benefits of the acquisition to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the acquisition and expectations regarding the timing of realizing such synergies; the ability of the combined organization to integrate platforms and products to accelerate opportunities for customers and provide an enhanced Unified Access portfolio of advanced broadband systems; the ability of the combined research and development teams to bring new innovations at a faster pace and bring new technologies into new markets; the proposed research and development budget; plans to pursue larger markets and to maintain and expand current markets; the ability to accelerate Calix’s Unified Access roadmap, align with customer needs and accelerate their ability to successfully deliver enhanced broadband services to their subscribers; plans to increase sales and support coverage; ability to enhance solutions development, testing and quality; the ability to increase the range of deployment options, create closer relationships with customers and partners and enhance alignment with communication service provider networks and business model transformations; the ability to enhance the customer engagement model and work with partners; plans to expand interoperability; the combined organization’s ability to innovate and accelerate the time-to-market of new functionality and solutions, enhancing the Unified Access portfolio with more options and form factors to fit multiple deployment scenarios and expanding the field organization to serve its customers; plans to broaden and to integrate compatibility programs, the intent to accelerate development on existing and acquired platforms and the ability of continued research and development to accelerate innovation and time-to market; the expectation that combining resources will deliver higher levels of support and service and drive greater customer satisfaction; the ability to expand its direct engagement model; plans to support existing product lines and platforms and make further investment in both companies’ roadmap; plans regarding the product roadmap and plans to finalize the roadmap on “day one” and plans regarding development, manufacturing, support and end-of-life products; plans regarding the employment of current employees and executives of the companies; plans regarding the companies’ facilities; plans regarding technical support; plans and the ability to combine and integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; the ability of the combined organization to align with CSP needs and the ability to facilitate and help accelerate transformation of a CSP’s business and help CSPs to long term sustainable success; the ability to leverage Calix’s operating model; ability to accelerate Calix’s strategic road map and business plan and increase its competitiveness; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.